FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

January 5, 2007

Commission File Number: 000-05787

POWERDSINE LTD.
(Translation of registrant’s name into English)

1 Hanagar Street, Neve Ne’eman Industrial Zone, Hod Hasharon, Israel 45421
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

On January 4, 2007 the District Court of Tel Aviv gave its final approval for Microsemi Corporation to complete its acquisition of PowerDsine Ltd., following approval of the transaction last week by PowerDsine’s shareholders. The closing of the transaction will result in PowerDsine becoming a wholly owned subsidiary of Microsemi.

The closing remains subject to the satisfaction of the remaining conditions specified by the merger agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PowerDsine Ltd.

By:	/s/ Igal Rotem

	Name:	Igal Rotem
	Title:	Chief Executive Officer

Date: January 5, 2007